Exhibit (a)(5)(E)

To All Employees:

You are receiving this email because Actuate Corporation today announced that, due to current stock market conditions, we have amended the prices at which we will purchase up to a maximum of $60 million worth of our common stock for cash. In this amended offer to purchase, we are now offering to repurchase our shares at a price per share not less than $2.20 and not greater than $2.60. Previously, we were offering to repurchase our shares at a price per share not less than $3.15 and not greater than $3.40. In addition, we have amended the timeframes for the conditions of the offer, including the new baseline date for any declines in our stock price or in various stock price indices. We now expect the stock tender offer to expire at 12:00 midnight New York City time on December 8, 2008 (previously, the stock tender offer was scheduled to expire on December 5, 2008), unless extended.

Actuate is still conducting the tender offer through a procedure commonly referred to as a “modified Dutch auction” tender offer. This procedure allows you to select the price within (and including) the new per share price range (not less than $2.20 and not greater than $2.60) at which you are willing to sell your shares to Actuate. Alternatively, this procedure allows you to sell all or a portion of your shares to Actuate at the purchase price to be determined by Actuate in accordance with the terms of the tender offer. Choosing the latter alternative could result in your receipt of a price per share as low as $2.20. All shares that Actuate purchases under the tender offer will be purchased at the same price. You may tender all or only a portion of your shares upon the terms and subject to the conditions of the tender offer, including the odd lot, proration and conditional tender provisions.

In the tender offer, assuming specified conditions are met and based on the new per share price range, we will purchase up to 27,272,727 shares of Actuate common stock at a price range of $2.20 to $2.60 per share. The mid-point of this range represents a discount of approximately 15.49% from Actuate’s closing stock price the day before we announced the tender offer of $2.84 per share. The final purchase price within the range will still be determined pursuant to a modified Dutch Auction as described in the tender offer documents. If you have already tendered your shares, your current tender is no longer valid. If you wish to re-tender such shares in accordance with the amended and supplemented terms and conditions, including the new per share price range, you must submit a new tender of your shares in accordance with the instructions described in Section 3 of the Offer to Purchase as amended and supplemented, both prior to the Expiration Date.

If you do not take any action regarding shares you have already tendered, your previously tendered shares will be deemed to have been withdrawn and will not be accepted, and such shares will be returned to you.

If you are an Actuate stockholder (except an executive officer or director of the Company), you may participate in the tender offer if you choose. Also, any employee (except an executive officer or director of the Company) who holds vested options but is not currently a stockholder may participate in the tender offer if he or she exercises those vested options by 2 p.m. Pacific Time on December 2, 2008 (or if the offer is extended in the future, at least 5 business days before the expiration of the offer) AND properly tenders the resulting shares to the company as part of the tender offer.

Today a mailing is going out to all stockholders of record containing the amended tender offer documents dated November 24, 2008. Detailed instructions on how to tender your shares will be included in those materials, including how to withdraw and re-tender your shares if you have already tendered your shares and you wish to re-tender your shares at a price within the new per share price range. However, optionholders who don’t hold any stock currently will NOT be receiving any materials in the mail. If you hold vested options and are interested in exercising them by the deadline and participating in the tender offer, you may contact D.F. King & Co., Inc., the Information Agent for the tender offer, at (800) 488-8095 (toll free) to request a copy of the tender offer materials.

Please be advised that neither the Company, nor its officers or directors, the information agent, the dealer-manager or the depositary make any recommendation as to whether any stockholder or optionholder should tender his or her shares.